May 29, 2019

Meimei Ni
Chief Executive Officer
HanTang Culture & Education Holding Group Ltd
4028 Songjia Business Center
No. 46-56 Road, 511400 Panyu
Guangzhou, China

       Re: HanTang Culture & Education Holding Group Ltd
           Registration Statement on Form S-1
           Filed on May 2, 2019
           File no. 333-231170

Dear Ms. Ni:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed May 2, 2019

The Company, page 2

1. We note that you have nominal operations and assets, and that your activities have been limited to "planning and development of [y]our future business operations." It appears, therefore, that you are a shell company as defined under Rule 405 of the Securities Act of
       1933. Please revise your filing to disclose that you are a shell company as defined under the Securities Act, and to discuss the resale limitations of Rule 144(i) in your filing.
2. Please revise at page 3 to clarify that you will file a prospectus supplement, as opposed to an information statement, to disclose any extension to the offering. Meimei Ni
FirstName LastNameMeimei Ni
HanTang Culture & Education Holding Group Ltd
Comapany NameHanTang Culture & Education Holding Group Ltd
May 29, 2019
May 29, 2019 Page 2
Page 2
FirstName LastName
3. Please revise your registration statement to include a discussion of the costs and effects of all existing or probable governmental regulations on your business. Refer to Item
         101(h)(4)(ix) of Regulation S-K. For example:

             We note that you intend to provide "cultural educational services," that will include programs for both teachers and programs for children between three and six years of age. Please revise to indicate whether, under Chinese laws and regulations, you have established a "private school." If so, indicate whether it is a profit, or non profit, private school. Disclose and discuss all applicable regulations and rules under the
             Amended Private Education Law, including the need to obtain educational licenses and business permits.

             Discuss Chinese regulation of foreign ownership and how it applies to your current and planned operations. Disclose whether your education services fall within the
             "negative list" of industries that are restricted or prohibited for foreign investment.
             Discuss the organizational structure of your company and how it complies with
             China's new Foreign Investment Law.

Risk Factors, page 5

4. Please revise your Risk Factors section to address in a more fulsome way risks attendant not only to conducting operations in China generally, but also those risks specific to conducting a business providing education services in China. Include, as applicable, risks related to concentration of revenues from one area only, risks associated with obtaining all necessary approvals and licenses from relevant Chinese authorities, risks of failing to attract and retain students at your school, risks associated with changes in PRC regulatory requirements regarding private education, and risks associated with uncertainties regarding the interpretation and application of the Foreign Investment Law. Please note that these are examples only.
Management's Discussion and Analysis, page 14

5. Please discuss in more detail your plan of operation in the form of milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in weeks, months, or quarters, the costs and the source of funds.
          Explain clearly what steps you have taken to date and which steps remain to be implemented. We note your extensive plans set forth in your description of business beginning on page 15.
Results of operations for the year ended March 31, 2019, page 14

6. Please revise to indicate how the company generated $7,452 in revenues in the first quarter of 2019. Also discuss your cost of revenues.
 Meimei Ni
FirstName LastNameMeimei Ni
HanTang Culture & Education Holding Group Ltd
Comapany NameHanTang Culture & Education Holding Group Ltd
May 29, 2019
May 29, 2019 Page 3
Page 3
FirstName LastName
Cash Provided By Financing Activities, page 14

7. You disclose that cash provided by financing activities was $40,580, mainly from the issuance of shares. You then disclose shares issuance for proceeds of $16,380. Please discuss the remaining financing activities of $24,200.
Description of Business
Overview, page 15

8. Please revise at paragraph four to indicate whether or not the company intends to provide online courses in the future. If so, please also discuss applicable regulations governing internet provision of educational content under Chinese law.
Use of Proceeds, page 16

9. In addition to the tables on page 16, please provide a narrative summary of your expected use of proceeds, including how each level will or will not advance your planned operations. To the extent you provide this detailed disclosure elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure.
10. We note that the company owes $28,329 to two directors, Meimei Ni and Jingyi Liao.
         Disclose whether you intend to repay these loans with the offering proceeds.
Reports to Security Holders, page 21

11.      Disclose whether you intend to register your common stock under
Section 12 of the
         Securities Exchange Act of 1934, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, revise your disclosure so that it reflects the reporting requirements of a company that only has a reporting obligation pursuant to Section 15(d) of the Exchange Act. Also provide risk factor disclosure, if appropriate, that discusses the possibility that your periodic reporting obligations will be suspended under Section 15(d) if you have less than 300 holders of record in the fiscal year after the year of effectiveness of the registration statement.
Report of Independent Registered Public Accounting Firm, page F-2

12. Please have your independent auditor revise their report to reflect the period from inception on January 2, 2019 through March 31, 2019 to align with your audited financial statements. Refer to PCAOB Auditing Standard AS 3101, paragraph 8c. General

13. Please revise to indicate who is signing in the capacity of principal financial officer, controller, or principal accounting officer. Please refer to Instruction 1 to Signatures to
         Form S-1.
 Meimei Ni
HanTang Culture & Education Holding Group Ltd
May 29, 2019
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Shapiro, Senior Staff Accountant, at 202-551-3273, or Robert
S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.



                                                           Sincerely,
FirstName LastNameMeimei Ni
                                                   Division of Corporation
Finance
Comapany NameHanTang Culture & Education Holding Group Ltd
                                                   Office of Telecommunications
May 29, 2019 Page 4
cc:       Jeff DeNunzio
FirstName LastName